SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Cascadia Acquisition Corp.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

14739D100

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule	13d-1(b)

☐ Rule	13d-1(c)

☒ Rule	13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14739D100

1	NAMES OF REPORTING PERSONS Cascadia Acquisition Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,737,500 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,737,500 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,737,500 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.6% (2)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

Reflects 2,737,500 shares of Class A common stock of Cascadia Acquisition Corp. (the “Company”), par value $0.0001 per share (“Class A Common Stock”), issuable upon conversion of 2,737,500 shares of Class B common stock of the Company, par value $0.0001 per share (“Class B Common Stock”). The Class B Common Stock will automatically convert into Class A Common Stock at the time of the Company’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment, and have no expiration date. Cascadia Acquisition Sponsor LLC (the “Sponsor”) is the record holder of the shares reported herein. The Sponsor is managed by its managers, Michael Butler, Chairman of the Board of the issuer, and Jamie Boyd, Chief Executive Officer of the issuer. Mr. Butler and Mr. Boyd have joint voting and investment discretion with respect to the common stock held by the Sponsor. As such, each of Mr. Butler and Mr. Boyd may be deemed to share beneficial ownership of the Class B Common Stock held directly by the Sponsor.

(2)

The calculation assumes that there is a total of 18,750,000 Class A Common Stock outstanding, which is the sum of (i) the 15,000,000 Class A Common Stock outstanding as of November 15, 2021, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 (the “Report”), and (ii) the 3,750,000 Class A Common Stock issuable upon conversion of the Class B Common Stock, including the 2,737,500 shares of Class B Common Stock held by the Sponsor, as reported herein.

CUSIP No. 14739D100

1	NAMES OF REPORTING PERSONS Michael Butler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,737,500 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,737,500 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,737,500 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.6% (2)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Reflects 2,737,500 shares of Class A common stock of the Company, par value $0.0001 per share, issuable upon conversion of 2,737,500 shares of Class B Common stock of the Company, par value $0.0001 per share. The Class B Common Stock will automatically convert into Class A Common Stock at the time of the Company’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment, and have no expiration date. Cascadia Acquisition Sponsor LLC (the “Sponsor”) is the record holder of the shares reported herein. The Sponsor is managed by its managers, Mr. Butler, Chairman of the Board of the issuer, and Jamie Boyd, Chief Executive Officer of the issuer. Mr. Butler and Mr. Boyd have joint voting and investment discretion with respect to the common stock held by the Sponsor. As manager of the Sponsor, Mr. Butler may be deemed to share beneficial ownership of the Class B Common Stock held directly by the Sponsor.

(2)

The calculation assumes that there is a total of 18,750,000 Class A Common Stock outstanding, which is the sum of (i) the 15,000,000 Class A Common Stock outstanding as of November 15, 2021, as reported in the Report, and (ii) the 3,750,000 Class A Common Stock issuable upon conversion of the Class B Common Stock, including the 2,737,500 shares of Class B Common Stock held by the Sponsor, as reported herein.

CUSIP No. 14739D100

1	NAMES OF REPORTING PERSONS Jamie Boyd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,737,500 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,737,500 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,737,500 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.6% (2)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Reflects 2,737,500 shares of Class A common stock of the Company, par value $0.0001 per share, issuable upon conversion of 2,737,500 shares of Class B Common stock of the Company, par value $0.0001 per share. The Class B Common Stock will automatically convert into Class A Common Stock at the time of the Company’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment, and have no expiration date. Cascadia Acquisition Sponsor LLC (the “Sponsor”) is the record holder of the shares reported herein. The Sponsor is managed by its managers, Mr. Boyd, Chief Executive Officer of the issuer, and Michael Butler, Chairman of the Board of the issuer. Mr. Boyd and Mr. Butler have joint voting and investment discretion with respect to the common stock held by the Sponsor. As manager of the Sponsor, Mr. Boyd may be deemed to share beneficial ownership of the Class B Common Stock held directly by the Sponsor.

(2)

The calculation assumes that there is a total of 18,750,000 Class A Common Stock outstanding, which is the sum of (i) the 15,000,000 Class A Common Stock outstanding as of November 15, 2021, as reported in the Report, and (ii) the 3,750,000 Class A Common Stock issuable upon conversion of the Class B Common Stock, including the 2,737,500 shares of Class B Common Stock held by the Sponsor, as reported herein.

ITEM 1.

(a)	NAME OF ISSUER:

Cascadia Acquisition Corp.

(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

1000 2nd Avenue, Suite 1200, Seattle, WA 98104

ITEM 2.

(a)	NAME OF PERSON FILING:

This statement is filed by Cascadia Acquisition Sponsor LLC, Michael Butler and Jamie Boyd (together the “Reporting Persons”).

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

For Cascadia Acquisition Sponsor LLC, 1000 2nd Avenue, Suite 1200, Seattle, WA 98104

For Mr. Butler, 1000 2nd Avenue, Suite 1200, Seattle, WA 98104

For Mr. Boyd, 1000 2nd Avenue, Suite 1200, Seattle, WA 98104

(c)	CITIZENSHIP:

Cascadia Acquisition Sponsor LLC is a Delaware limited liability company.

For Mr. Butler, United States of America

For Mr. Boyd, United States of America

(d)	TITLE OF CLASS OF SECURITIES:

Class A Common Stock

(e)	CUSIP NUMBER:

The Class A Common Stock CUSIP Number is 14739D100.

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b), OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(l)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1(ii)(j), please specify the type of institution: ________________

Not Applicable.

ITEM 4.	OWNERSHIP.

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATIONS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CASCADIA ACQUISITION SPONSOR LLC

February 17, 2022
(Date)

By:	/s/ Jamie Boyd
(Signature)
Name:	Jamie Boyd
Title:	Chief Executive Officer

MICHAEL BUTLER

February 17, 2022
(Date)

/s/ Jamie Boyd
Jamie Boyd, Attorney-in-Fact
(Signature)

JAMIE BOYD

February 17, 2022
(Date)

/s/ Jamie Boyd
(Signature)

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.